Exhibit 99.3
Consent of Independent Auditors
We consent to the incorporation by reference in the following Registration Statements:
1.	Registration Statement (Form S-8 No. 333-89849) pertaining to the Chartered Semiconductor Manufacturing Ltd. Share Option Plan 1999;

2.	Registration Statement (Form S-8 No. 333-63814) pertaining to the Chartered Semiconductor Manufacturing Ltd. Amended and Restated Share Option Plan 1999;

3.	Registration Statement (Form S-8 No. 333-63816) pertaining to the Chartered Semiconductor Manufacturing Ltd. Employee Share Purchase Plan 2001 and Chartered Semiconductor Manufacturing Ltd Share Purchase Plan 2001 For Employees of Silicon Manufacturing Partners Pte Ltd.;

4.	Registration Statement (Form S-8 No. 333-116844) pertaining to the Chartered Semiconductor Manufacturing Ltd. Employee Share Purchase Plan 2004 and Chartered Semiconductor Manufacturing Ltd Share Purchase Plan 2004 For Employees of Silicon Manufacturing Partners Pte Ltd.;

5.	Registration Statement (Form S-8 No. 333-145081) pertaining to the Chartered Semiconductor Manufacturing Ltd. Restricted Share Unit Plan 2007 and Chartered Semiconductor Manufacturing Ltd. Performance Share Unit Plan 2007; and

6.	Registration Statements (Form F-3 No. 333-56878 and Form F-3 No. 333-155774) and related Prospectus of Chartered Semiconductor Manufacturing Ltd. for the registration of debt securities, ordinary shares, including ordinary shares represented by American Depositary Shares, preference shares and warrants, of our report dated February 9, 2009, with respect to the financial statements of Chartered Semiconductor Manufacturing (Tampines) Pte. Ltd. (formerly known as Hitachi Semiconductor Singapore Pte. Ltd.) included in this report on Form 6-K of Chartered Semiconductor Manufacturing Ltd. dated February 27, 2009.
/s/ Ernst & Young LLP
Singapore
February 27, 2009